UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Notice to the Market May | 2025

Azul is recognized for the fourth consecutive year in the B3 Corporate Sustainability Index (ISE B3)

Being part of the B3 Corporate Sustainability Index reinforces Azul's ongoing commitment to excellence in environmental, social, and governance practices, creating positive and sustainable impacts for all our stakeholders

São Paulo, May 5, 2025 – Azul S.A., “Azul” or the “Company”, (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flights and cities served, informs that it has been included once again in the B3 Corporate Sustainability Index ("ISE B3"), maintaining a "B" score on the CDP.

The 20th ISE B3 portfolio includes 84 companies from 40 sectors, and Azul, once again, is the only airline company present. This recognition highlights our engagement and commitment to the best ESG practices and climate change control.

Created in 2005, ISE B3 aims to be an indicator of the average performance of the stock prices of companies selected for their recognized commitment to corporate sustainability, serving as a tool for comparative analysis of the performance of companies listed on B3 from the perspective of corporate sustainability.

Azul is proud of its ongoing commitment to sustainable practices and remains dedicated to promoting a more responsible future.

About Azul
Azul S.A. (B3: AZUL4, NYSE: AZUL) is the largest airline in Brazil in terms of number of flights and cities served, with approximately 1,000 daily flights to more than 160 destinations. With an operational passenger fleet of 179 aircraft and over 16,000 crew members, Azul has more than 400 direct routes. Azul was named by Cirium (a leading aviation data analysis company) as one of the two most punctual airlines in the world in 2023. In 2020, Azul won the award for best airline in the world by TripAdvisor Travelers' Choice, being the only Brazilian company to receive this recognition.

For more information, visit ri.voeazul.com.br/en

Contact

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 98196 1035 imprensa@voeazul.com.br

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SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    May 05, 2025

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer